Exhibit 12.1

                               Computation of Ratio of Earnings to Fixed Charges
                                            (Dollars in Thousands)

                                   Three Months Ended
                                            March 31,                  Years Ended December 31,
                                              1998        1997        1996        1995        1994       1993
                                              ----        ----        ----        ----        ----       ----

    Earnings from continuing operations
    before provision for income taxes       $62,293        $85,812    $209,955    $185,312   $157,306     ($4,709)

    Add/(deduct)

    Portion of rents representative of        1,150          4,600       3,900       4,700      4,800       4,500
    the interest factor

    Interest on indebtedness                 12,326         52,776      45,009      31,326     21,954      13,696

    Equity dividends                              -          3,803       2,515       3,411      3,800       2,600

    Equity in (earnings) losses of           (4,405)        47,833       5,008        (695)      (632)     (3,443)
    affiliates                              -------        -------     -------    --------   --------     -------

    Earnings, as adjusted                   $71,364       $194,824    $266,387    $224,054   $187,228     $12,644
                                           ========       ========    ========    ========   ========     =======


Fixed Charges

    Portion of rents representative of       $1,150         $4,600      $3,900      $4,700     $4,800      $4,500
    the interest factor

    Interest on indebtedness                 12,326         52,776      45,009      31,326     21,954      13,696

    Capitalized interest                        125            651         875         784        528          --
                                            -------         ------      ------      ------     ------      ------
    Fixed charges                           $13,601        $58,027     $49,784     $36,810    $27,282     $18,196
                                           ========        =======     =======     =======    =======     =======


Ratio of Earnings to Fixed Charges             5.25        3.36 (a)       5.35        6.09       6.86      -- (b)
                                            =======        ====           ====        ====       ====     ====


(a) Earnings in 1997 were negatively impacted by special and other charges of $149.6 million for a variety of events. Without such charges, the ratio of earnings to fixed charges would have been 5.94.

(b) Earnings in 1993 were insufficient to cover fixed charges by $5.6 million. Earnings in 1993 were negatively impacted by a special charge of $148 million for the realignment and consolidation of businesses and environmental matters. Without such charge, the ratio of earnings to fixed charges would have been 8.83.